UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

Bogotá, March 27, 2015

Avianca Holdings S.A. hereby informs that the Shareholders General Meeting of the Company held today, decided to suspend the meeting due to the fact that Aerovĺas del Continente Americano S.A. Avianca, a material subsidiary, could not hold its Annual Meeting.

By decision of the shareholders representing 100% of the outstanding common shares, the Shareholders General Meeting will reconvene on April 17, 2015 at 9:30 a.m. in the city of Bogotá, Republic of Colombia, at the Company’s offices located at Avenida Calle 26 No. 59 -15, 10th Floor.

For further information please contact:

Investor Relations Officer

Andrés Felipe Ruiz

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs